UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

(Rule 13d-102)

Under the Securities Exchange Act of 1934

Information to be Included in Statements Filed Pursuant to
Rules 13d-1(b), (c), and (d) and Amendments Thereto Filed
Pursuant to Rule 13d-2.

China Telecom Corporation Limited

(Name of Issuer)

Common H shares, par value RMB1.00 per share

(Title of Class of Securities)

169426103

(CUSIP number)

Year ended December 31, 2002

(Date of Event Which Requires
Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 169426103	Page 2 of 6 Pages

1.	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) China Telecommunications Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization The People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 58,809,120,182 6. Shared Voting Power 0 7. Sole Dispositive Power 58,809,120,182 8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 58,809,120,182

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) Approximately 77.8%

12.	Type of Reporting Person (See Instructions) CO

Item 1(a).	Name of Issuer:

China Telecom Corporation Limited

Item 1(b).	Address of Issuer’s Principal Executive Offices:

31 Jin Rong Avenue
Beijing, China 100032

Item 2(a).	Name of Person Filing:

China Telecommunications Corporation

Item 2(b).	Address of Principal Business Office or, if none, Residence:

31 Jin Rong Avenue
Beijing, China 100032

Item 2(c).	Citizenship:

Not applicable.

Item 2(d).	Title of Class of Securities:

Common H shares, par value RMB1.00 per share.

Item 2(e).	CUSIP Number:

169426103

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership.* Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item I.

(a)	Amount beneficially owned: 58,809,120,182.
(b)	Percent of class: approximately 77.8%.
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote 58,809,120,182.
	(ii)	Shared power to vote or to direct the vote 0.
	(iii)	Sole power to dispose or to direct the disposition of 58,809,120,182.
	(iv)	Shared power to dispose or to direct the disposition of 0.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [            ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

None.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

None.

Item 10.	Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CHINA TELECOMMUNICATIONS CORPORATION

By:	/s/ ZHOU DEQIANG
Name: Zhou Deqiang Title: President

Date: January 30, 2003